SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549

                                 ---------------

                                   SCHEDULE TO

                                 (Rule 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Final Amendment)

                                   AMGEN INC.
         --------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                           MERIDIAN VENTURE GROUP, LLC
                          MERIDIAN VENTURE CAPITAL, LLC
                     MERIDIAN VENTURE GROUP MANAGEMENT, LTD.
         --------------------------------------------------------------
                            Name of Filer and Offeror

                      CONTRACTUAL CONTINGENT PAYMENT RIGHTS
                          ARISING FROM THE PURCHASE OF
               CLASS A INTERESTS OF AMGEN CLINICAL PARTNERS, L.P.
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
                   ------------------------------------------
                      (CUSIP Number of Class of Securities)

                               David B. Schmickel
                          708 Third Avenue, Suite 2010
                            New York, New York 10017
                                 (212) 688-2015

                                 with copies to:

                             Steven J. Pierce, Esq.
                        Pryor Cashman Sherman & Flynn LLP
                           410 Park Avenue, 10th Floor
                            New York, New York 10022
                                 (212) 326-0139
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on Behalf of each Filer)

      This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed by Meridian Venture Group, LLC, a Delaware limited liability company ("Purchaser"), Meridian Venture Capital, LLC, a Delaware limited liability company, and Meridian Venture Group Management, Ltd., a New York corporation, relating to the offer by Purchaser to purchase up to 100 outstanding contractual contingent payment rights arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P. (the "CCPRs"), at $280,000 per CCPR, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which have been previously filed as Exhibits
(a)(1) and (a)(2), respectively, of Schedule TO (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

      The Offer expired at 12:00 midnight (Eastern Daylight Time) on April 20, 2001. At the time of expiration, 6.5 CCPRs had been tendered and not withdrawn. Purchaser has accepted for payment all tendered CCPRs, payment for which will be made promptly.

                                    Signature

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2001

                                    Meridian Venture Group, LLC


                                    By:   /s/ David B. Schmickel
                                          ------------------------
                                          David B. Schmickel

                                    Meridian Venture Capital, LLC


                                    By:   /s/ David B. Schmickel
                                          ------------------------
                                          David B. Schmickel

                                    Meridian Venture Group Management, Ltd.


                                    By:   /s/ David B. Schmickel
                                          ------------------------
                                          David B. Schmickel